AOXING PHARMACEUTICAL COMPANY, INC.
1098 Foster City Blvd., Suite 106-810
Foster City, CA 94404

September 28, 2017
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:          Aoxing Pharmaceutical Company, Inc.
Request for Withdrawal on Form RW for Post-Effective Amendment to
Registration Statement on Form S-3 filed on September 26, 2017
(File No. 333-205148)

Ladies and Gentlemen:
On July 1, 2015 the Securities and Exchange Commission (the "Commission") declared effective the Registration Statement on Form S-3 (File No. 333-205148) filed by Aoxing Pharmaceutical Company, Inc., a Florida corporation (the "Company"). On September 26, 2017, the Company filed a Post-Effective Amendment to the Registration Statement providing notice of the termination of the offering.
Unfortunately, during EDGAR processing, the Post-Effective Amendment was tagged S-3/A rather than POS AM. For that reason, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the Company hereby applies for the withdrawal of the Post-Effective Amendment filed on September 26, 2017 and requests that the Commission consent thereto. No securities have been issued or sold under the Post-Effective Amendment. The Post-Effective Amendment has not been declared effective by the Commission.
The Company has filed a replacement for the Post-Effective Amendment, with the proper tag.
If you have any questions regarding this letter, please contact the Company's legal counsel, Robert Brantl, Esq. at (914) 693-3026.

Sincerely,
Aoxing Pharmaceutical Company, Inc.
By:   Zhenjiang Yue
Zhenjiang Yue
Chief Executive Officer